                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: January 16, 2003            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer



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                                                       [GRAPHIC]


          AT&T CANADA RECEIVES NATIONAL QUALITY INSTITUTE CERTIFICATION
                -- ATTAINS PEP LEVEL 3 FOR BUSINESS EXCELLENCE --

TORONTO, JANUARY 8, 2003 - AT&T Canada, Canada's largest competitor to the incumbent telecom companies, announced today that it has attained Level 3 for Business Excellence in the National Quality Institute's Progressive Excellence Program (PEP).

The NQI PEP for Business Excellence provides organizations four stages of accomplishment on their quality journey. Level 3 for Business Excellence in the PEP represents a strong commitment to continuous improvement and positive results from the implementation of a strategic focus on excellence by AT&T Canada.

In its assessment of AT&T Canada's quality management system, the NQI cited the following strengths within the organization:

    o Clear evidence of leadership commitment and involvement in the quality management system;
    o  Highly effective communication processes;
    o Evidence of employee involvement in planning; Company wide awareness of the importance of customer focus;
    o An integrated approach and alignment of the employee role in providing customer support.

"Our view is that AT&T Canada has in place a quality system that now serves as a platform to lead to significant operational results and outcomes in the next 12 to 18 months," said Dan Corbett, President and CEO, National Quality Institute.

"The NQI's independent assessment and positive feedback reflect highly on our efforts to instill quality in all of our processes as well as our commitment to provide excellent service to our customers," said John MacDonald, President and COO, AT&T Canada. "This serves as a good benchmark to move forward with our quality initiatives and continue to improve the AT&T Canada experience for all our stakeholders."

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ABOUT AT&T CANADA:

AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

ABOUT NQI:

The National Quality Institute is a not-for-profit organization that provides strategic focus and direction for Canadian organizations to achieve excellence, enabling Canada to set the standard for quality and healthy workplace practices throughout the world.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:


MEDIA:                                             INVESTORS AND ANALYSTS:
May Chiarot                                        Brock Robertson
(416) 345-2342                                     (416) 345-3125
may.chiarot@attcanada.com                          brock.robertson@attcanada.com

                                                   Dan Coombes
                                                   (416) 345-2326
                                                   dan.coombes@attcanada.com